Exhibit 99.1
[RGA. LETTERHEAD]
June 12, 2008
To our Shareholders:
     On June 1, 2008, your board of directors adopted a Section 382 Shareholder Rights Plan in connection with approving a transaction that, if completed, would result in MetLife divesting substantially all of its 52% interest in RGA through a tax-free split-off of RGA stock to MetLife stockholders. This potential transaction would increase the likelihood of RGA experiencing an “ownership change” for tax purposes, as discussed below.
     The Section 382 shareholder rights plan is not designed to protect you against abusive takeover tactics. Instead, the plan is designed to protect shareholder value by attempting to protect against a limitation on the ability of Reinsurance Group of America, Incorporated (“RGA” or the “Company”) to use certain tax assets associated with its existing tax net operating loss carryforwards and other tax attributes (the “NOLs”). The Company may generally use these loss carryforwards to offset future taxable income, and thus reduce its federal income tax liability. To the extent that the NOLs do not otherwise become limited, the Company believes that it will be able to utilize in the future a substantial amount of the NOLs, and therefore these NOLs are a substantial asset to the Company. However, if the Company experiences an “Ownership Change,” as defined in Section 382 of the Internal Revenue Code and related Treasury regulations, its ability to use the NOLs could be substantially limited, and the timing of the usage of the NOLs could be delayed, which could therefore significantly impair the value of that asset.
     Your board of directors formed a special committee consisting solely of independent directors to evaluate the recapitalization and related transactions with our majority shareholder, MetLife, Inc., which were announced in a press release dated June 2, 2008. In conjunction with its legal and financial advisors, the special committee reviewed and approved the proposed rights plan concurrently with the recapitalization and the transactions contemplated thereby
     The rights plan is intended to act as a deterrent to any person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company, and other than any Grandfathered Persons or Excepted Persons (each as defined in the Section 382 Rights Plan) from becoming or obtaining the right to become, a 5% shareholder (as defined in Section 382), without the approval of our board of directors.
     Pursuant to the rights plan, the special committee declared a dividend of rights for each outstanding share of our common stock to holders of record as of the close of business on June 12, 2008. If the previously announced recapitalization and split-off occur, we will issue a separate class of rights, which will be distributed by MetLife in the split-off, and we will be asking our shareholders to ratify the adoption of the rights plan as part of the approval process for the recapitalization and split-off. If the recapitalization and distribution agreement terminates before the split-off, the rights plan will also terminate.
     You do not have to do anything at this time with respect to the rights.
     This letter describes the special committee’s reasons for issuing the rights. In addition, we are enclosing a summary description that outlines the principal features of the new rights plan, and we urge you to read it carefully.
     Several publicly-held companies currently have similar plans. The special committee considers the Section 382 shareholder rights plan to be an appropriate means to protect your equity investment in the Company and the full value of that investment.
     The special committee was aware when it approved the rights plan that some critics have advanced arguments that rights plans deter legitimate acquisition proposals. However, this rights plan is focused on ownership changes for tax purposes rather than changes of control for purposes of the Securities and Exchange Commission (the “SEC”). In particular, the calculation of 5% ownership under the rights plan is based on percentage stock ownership determinations under Section 382 of the Code, which differ from traditional beneficial ownership definitions based on voting or investment power.
     The distribution of the rights is not taxable to you or to the Company and does not in any way weaken the financial strength of the Company or interfere with any business plans. If the rights should become exercisable, shareholders, depending upon the particular circumstances then applicable, may realize taxable income at that time. The rights are not dilutive and will not affect reported earnings per share, nor will the rights affect the manner in which you may presently buy or sell your common stock of the Company.
     A copy of the rights agreement has been filed with the SEC and is available free of charge from either the Company or Mellon Investor Services LLC, the rights agent.
     In conclusion, the special committee believes that the shareholder rights plan represents a sound and reasonable means of providing RGA’s shareholders protection against the substantial loss in value that we would experience if we were limited in our ability to use our NOLs under Section 382 of the Code. The special committee and management are enthusiastic about the potential for the Company and are committed to serving the best interests of our shareholders. Accordingly, we take great satisfaction in providing these new rights to you in order to preserve for you the long-term value of your investment.

Sincerely, A. Greig Woodring President and Chief Executive Officer Reinsurance Group of America, Incorporated

Additional Information and Where to Find It
     In connection with MetLife’s proposed divestiture of its stake in RGA, RGA will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, and MetLife will file with the SEC a statement on Schedule TO. Investors and holders of RGA and MetLife securities are strongly encouraged to read the registration statement(s) and any other relevant documents filed with the SEC, including the preliminary proxy statement/prospectus relating to the recapitalization that will be part of the registration statement, the preliminary prospectus relating to the split-off that will be part of the registration statement, the final proxy statement/prospectus relating to the recapitalization and the final prospectus relating to the split-off and related split-off materials, as well as any amendments and supplements to those documents, because they will contain important information about RGA, MetLife, and the proposed transactions. The final proxy statement/prospectus relating to the recapitalization and related transactions will be mailed to shareholders of RGA and the final prospectus relating to the split-off will be mailed to stockholders of MetLife. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus relating to the recapitalization and the prospectus relating to the split-off (when available) as well as other filed documents containing information about MetLife and RGA, without charge, at the SEC’s web site (www.sec.gov). Free copies of RGA’s filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President-Investor Relations, Reinsurance Group of America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to investrelations@rgare.com. Free copies of MetLife’s filings may be obtained by directing a request to MetLife, Investor Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by email to metir@metlife.com. Neither RGA, MetLife nor any of their respective directors or executive officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, neither the proxy solicitation for the recapitalization nor the offer for the outstanding shares of MetLife common stock pursuant to the split-off described in this communication has commenced. At the time that the contemplated split-off is commenced, MetLife will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Participants in the Solicitation
     RGA, MetLife and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from RGA’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of RGA is included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included in the definitive proxy statement for MetLife’s 2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement, the proxy statement/prospectus, the prospectus relating to the split-off and other materials to be filed with the SEC in connection with the proposed transactions.
About RGA
     RGA is, through its various operating subsidiaries, among the largest global providers of life reinsurance. RGA has subsidiary companies or offices in Australia, Barbados, Bermuda, Canada, China, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Mexico, Poland, South Africa, South Korea, Spain, Taiwan, the United Kingdom and the United States. Worldwide, RGA has approximately $2.2 trillion of life reinsurance in force, and assets of $21.8 billion. MetLife, Inc. is the beneficial owner of approximately 52% of RGA’s outstanding shares.